August 2, 2011

VIA COURIER AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Stop 4631

Washington, D.C. 20549

Re:	Innospec Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the Period Ended March 31, 2011

Filed May 10, 2011

File No. 1-13879

Dear Mr. Hartz:

This letter responds to your comment letter to Innospec Inc. (the “Corporation”, “Company”, “we”, “us” or “our”) dated July 19, 2011 in respect of the above-referenced filings. Your letter follows your original comment letter dated June 6, 2011 and our initial response to that letter dated June 22, 2011. We appreciate the additional time through August 10 that you granted us to respond to your comments.

For ease of reference, we have reproduced below your comments in bold text before each response.

Form 10-K for the Year Ended December 31, 2010

General

We have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future filings, including interim filings where appropriate. Italicized text in our responses below represents proposed additional disclosures and disclosures proposed to be deleted have been struck through.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 35

Results of Operations – Fiscal 2010 Compared to Fiscal 2009, page 35

1. We have read your response to comment three from our letter dated June 6, 2011. Please expand your disclosure to provide a more robust explanation for the changes in your effective tax rate for all periods presented. For example, your table shows the impact of the foreign tax rate differential, foreign income inclusion, and foreign tax credit on the effective tax rate for each period presented. However, it still remains unclear what were the underlying reasons for the impact on the effective tax rate when compared to the prior period. Please address each year-to-year change in the foreign income inclusions, tax credits and rate differentials. Your disclosure should address the reasons for the changes in each component for each period presented.

Company response: Our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

Income taxes: the effective tax rate, once adjusted for the OFFP and FCPA settlement accrual and adjustment of income tax provisions, was ~~is~~ 13.6% in 2010 compared with 24.3% in 2009. ~~The decrease of 10.7 percentage points is primarily due to the positive impact of taxable profits in different geographical locations. This was in addition to the revised assumption in 2010 that an element of the OFFP and FCPA settlement accruals should be tax deductible; as well as a $1.1 million net deferred tax credit in the third quarter of 2010, primarily in respect of pension plan unrecognized actuarial net losses, following the United Kingdom’s 1% reduction in the corporation tax rate from~~

~~28% to 27% in April 2011 enacted in July 2010. Further details are given in Note 7 of the Notes to the Consolidated Financial Statements.~~

(in millions)	2010	2009
Income before income taxes	$70.7	$18.3
Add back OFFP/FCPA settlement accrual	(3.0)	40.2

	$67.7	$58.5

Income taxes	$(3.0)	$11.9
Add back adjustment of income tax provisions	12.2	2.3

	$9.2	$14.2

Adjusted effective tax rate	13.6%	24.3%

In addition to those mentioned above, the following factors had a significant impact on the Company’s effective tax rate as compared to the U.S. federal income tax rate of 35%.

(in millions)	2010	2009
Foreign tax rate differential	$(9.5)	$(3.4)
Foreign income inclusions	5.0	4.2
Foreign tax credit	(5.0)	(3.4)
Tax deductibility of the OFFP/FCPA settlement accrual	(2.0)	-
Deferred tax credit from United Kingdom income tax rate reduction	$(1.1)	$-

The impact on the effective tax rate from profits earned in foreign jurisdictions with lower tax rates varies as the geographical mix of the Company’s profits changes year on year. In 2010, the Company’s income tax expense benefited from a greater proportion of its overall profits arising in Switzerland and the United Kingdom than in 2009, primarily reflecting substantially increased sales in our Octane Additives segment due to the timing of shipments to major customers. This resulted in a $6.5 million benefit in Switzerland (2009 - $1.2 million) and a $3.2 million benefit in the United Kingdom (2009 - $2.1 million).

Foreign income inclusions arise each year from certain types of income earned overseas being taxable under U.S. tax regulations. These types of income include Subpart F income, principally from foreign based company sales in the United Kingdom, including the associated Section 78 tax gross up, and also from the income earned by certain overseas subsidiaries taxable under the U.S. tax regime. In 2010, the amount of Subpart F income and the associated Section 78 gross up amounted to $2.1 million (2009 - $2.5 million). The income for 2009 included a one-off recapture of Subpart F income from earlier years relating to the United Kingdom of $0.9 million; and income from the Isle of Man of $0.2 million which is not treated as Subpart F income from January 1, 2010 onwards. The income earned by certain overseas subsidiaries taxable under the U.S. tax regime increased to $2.9 million from $1.7 million in 2009.

Foreign tax credits can fully or partially offset these incremental U.S. taxes from foreign income inclusions. The utilization of foreign tax credits varies year on year as this is dependent on a number of variable factors which are difficult to predict and may in certain years prevent any offset of foreign tax credits. The principal reason for the increase in foreign tax credits in 2010 arises from the release of a $2.7 million valuation allowance against surplus foreign tax credits carried forward from 2009 and earlier years.

In 2010 the Company benefited from the revised assumption that an element of the OFFP and FCPA settlement accrual should be tax deductible. Following the United Kingdom’s 1% reduction in the corporation tax rate from 28% to 27% in April 2011, enacted in July 2010, the Company benefited from a net deferred tax credit in the third quarter of 2010 primarily in respect of pension plan unrecognized actuarial net losses.

Further details are given in Note 7 of the Notes to the Consolidated Financial Statements.

Financial Statement

Note 2. Accounting Policies, page 58

Property, Plant and Equipment, page 59

2. We have read your response to comment five from our letter dated June 6, 2011. You indicate that depreciation is allocated to cost of goods sold. However, amortization of intangible assets is included within operating expenses. Please revise your presentation on the face of your statements of income to indicate that cost of goods sold is exclusive of amortization. Please ensure that your disclosures throughout the filing relating to cost of goods sold also indicate that it is exclusive of amortization. Please also remove the gross profit subtotal from the filing. Refer to SAB Topic 11:B.

Company response: We have further researched and analyzed the authorative SEC and GAAP financial accounting and reporting literature with respect to this matter. We believe that the gross profit financial measures provide useful information to investors and assists them in evaluating the Company’s underlying performance and identifying operating trends. In addition, management uses the gross profit financial measures internally to allocate resources and evaluate the performance of the Company’s operations. These gross profit financial measures are intended to provide a comparable view of the Company’s performance relative to other companies in similar industries. Accordingly, we propose to reclassify amortization of intangible assets to cost of goods sold or selling, general and administrative expenses, as appropriate, to ensure the gross profit financial measures comply with SEC and GAAP financial accounting and reporting literature. The reclassifications are not material to any periods presented.

Based on the nature of the intangible assets we propose reclassification of the associated amortization expense as follows. The Ethyl intangible asset was recognized in respect of Ethyl foregoing their entitlement effective April 1, 2007 to a share of the future income stream under the sales and marketing agreements to market and sell tetra ethyl lead. Ethyl’s share of the income stream under the sales and marketing agreements before April 1, 2007 was recognized within cost of goods sold and accordingly we propose to recognize the associated amortization expense within cost of goods sold. The technology intangible assets were recognized in respect of various technological approvals the Fuel Specialties segment has received from certain military and civilian authorities ($2.3 million) and a number of specialized Active Chemicals manufacturing processes ($4.8 million). These approvals and manufacturing processes are product specific and accordingly we propose to recognize the associated amortization expense within cost of goods sold. The customer relationships intangible assets were recognized in respect of existing and ongoing customer relationships and sales contracts. These relationships and contracts have been established over time by the relevant company’s sales people and represent non-production related costs necessary to sell the product, and accordingly we propose to recognize the associated amortization expense within selling, general and administrative expenses. The patents intangible assets were recognized in respect of various patents and trademarks in the Active Chemicals segment which are product specific and accordingly we propose to recognize the associated amortization expense within cost of goods sold.

In conclusion, our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

Note 3. ~~Business~~ Segmental Reporting and Geographical Area Data

Innospec divides its business into three distinct segments for both management and reporting purposes: Fuel Specialties, Active Chemicals and Octane Additives. The Fuel Specialties and Active Chemicals businesses operate in markets where we actively seek growth opportunities but their end customers are different. The Octane Additives business is characterized by declining demand.

In 2010 the Company had one significant customer in the Fuel Specialties business, Royal Dutch Shell plc and its affiliates (“Shell”), who accounted for $67.8 million (10%) of net group sales. In 2009 and 2008, Shell accounted for $76.1 million (13%) and $84.6 million (13%) of net group sales, respectively.

The Company evaluates the performance of its segments based on operating income. The following table analyzes sales and other financial information by the Company’s reportable segments:

(in millions)	2010	2009	2008
Net sales
Fuel Specialties	$458.1	$422.7	$440.9
Active Chemicals	152.7	130.2	138.3
Octane Additives	72.4	45.6	61.3

	$683.2	$598.5	$640.5

Gross profit
Fuel Specialties	$145.9~~147.1~~	$146.0~~147.2~~	$144.4~~145.6~~
Active Chemicals	33.3~~34.1~~	26.0~~26.8~~	11.7~~12.5~~
Octane Additives	34.9~~36.0~~	14.2~~15.3~~	24.6~~28.3~~

	$214.1~~217.2~~	$186.2~~189.3~~	$180.7~~186.4~~

Note 9. Intangible Assets

Intangible assets comprise the following:

(in millions)	2010	2009
Gross cost
- Ethyl	$22.1	$22.1
- Technology	7.1	7.1
- Customer relationships	16.0	16.0
- Patents	2.9	2.9

	48.1	48.1

Accumulated amortization
- Ethyl	(13.1)	(11.0)
- Technology	(4.6)	(3.9)
- Customer relationships	(9.7)	(8.1)
- Patents	(1.7)	(1.4)

	(29.1)	(24.4)

	$19.0	$23.7

Ethyl

An intangible asset of $28.4 million was recognized in the second quarter of 2007 in respect of Ethyl foregoing their entitlement effective April 1, 2007 to a share of the future income stream under the sales and marketing agreements to market and sell tetra ethyl lead (“TEL”). In 2008 contract provisions no longer deemed necessary of $6.3 million were offset against the intangible asset. The amount attributed to the Octane Additives business segment is being amortized straight-line to December 31, 2012 and the amount attributed to the Fuel Specialties business segment is being amortized straight-line to December 31, 2017. An amortization expense~~charge~~ of $2.1 million was recognized in 2010 (2009 – $2.1 million) in cost of goods sold.

Technology

Following the acquisition of the remaining 50% of Innospec Fuel Specialties LLC on July 8, 2004, the Company recognized an intangible asset of $2.3 million in respect of various technological approvals the business has received from certain military and civilian authorities. The approvals act as a barrier to entry to any potential competitor in the market who would wish to supply these products.

An intangible asset of $4.8 million was recognized in respect of a number of specialized manufacturing processes carried out by Innospec Widnes Limited following the acquisition of that entity in August 2004.

Both of these assets have an expected life of 10 years and are being amortized on a straight-line basis over this period. No residual value is anticipated. An amortization expense of $0.7 million was recognized in 2010 (2009 – $0.7 million) in cost of goods sold.

Customer relationships

Following the acquisition of Finetex (now merged into Innospec Active Chemicals LLC) in January 2005, the Company recognized an intangible asset totaling $7.1 million, $4.2 million of which was in relation to customer lists acquired. This asset has an expected life of 13 years and is being amortized on a straight-line basis over this period. No residual value is anticipated.

Intangible assets were recognized in 2004 in respect of both the Innospec Fuel Specialties LLC ($9.0 million) and Innospec Widnes Limited ($2.8 million) acquisitions, and relate to ongoing customer relationships. These have an expected life of 10 years and are being amortized on a straight-line basis over that period. No residual value is anticipated.

An amortization expense of $1.6 million was recognized in 2010 (2009 – $1.6 million) in selling, general and administrative expenses.

Patents

Following the acquisition of Finetex, the Company recognized an intangible asset of $2.9 million in respect of patents and trademarks. These have an expected life of 10 years and are being amortized on a straight-line basis over that period. An amortization expense of $0.3 million was recognized in 2010 (2009 – $0.3 million) in cost of goods sold.

The aggregate intangible asset amortization expense was $4.7 million, $4.7 million and $7.4 million in 2010, 2009 and 2008, respectively~~.~~, of which $3.1 million, $3.1 million and $5.7 million, respectively, was recognized in cost of goods sold, and the remainder was recognized in selling, general and administrative expenses.

Future amortization expense is estimated to be $4.7 million per annum for 2011 and 2012, and $3.5 million per annum for 2013.

Finally, we will include in our future filings the following disclosure in respect of the reclassifications and conform our Form 10-Q for the Period Ended June 30, 2011.

During the second quarter, 2011, the Company revised the classification of certain amortization of intangible assets expenses in its results for 2011 and comparable information for 2010. Previously, these expenses were disclosed separately within operating expenses. This has no impact on 2011 or any prior periods’ reported net sales, income before income taxes, net income, earnings per share, net cash provided by operating activities or any balance sheet category. The classification of expenses of $1.2 million for the three months ended March 31, 2011, and $4.7 million for the year ended December 31, 2010, with respect to amortization of intangible assets has been revised from operating expenses to an increase in costs of goods sold of $0.8 million and $3.1 million, respectively, and an increase in selling expenses of $0.4 million and $1.6 million, respectively. The impact on gross profit and selling, general and administrative expenses for the previously reported quarters, is provided below:

	2011
(in millions)	First Quarter
Previously reported:
Gross profit	$53.6
SG&A expenses	(23.6)
Amortization of intangible assets	(1.2)

Revised classification:
Gross profit	52.8
SG&A expenses	$(24.0)

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Previously reported:
Gross profit	$52.2	$54.7	$55.4	$54.9	$217.2
SG&A expenses	(26.9)	(23.7)	(28.2)	(33.1)	(111.9)
Amortization of intangible assets	(1.2)	(1.1)	(1.2)	(1.2)	(4.7)

Revised classification:
Gross profit	51.4	54.0	54.6	54.1	214.1
SG&A expenses	$(27.3)	$(24.1)	$(28.6)	$(33.5)	$(113.5)

*****

If you have any additional questions or comments, please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson

Ian P. Cleminson

Executive Vice President and Chief Financial Officer

Cc: Securities and Exchange Commission - Ernest Greene, Staff Accountant